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                                                                Exhibit 99(a)(8)


99-06-28                                                              Press Room

Atlas Copco to acquire Rental Service

      Stockholm, June 28, 1999 - Atlas Copco and Rental Service Corporation have signed a definitive merger agreement, by which Atlas Copco will acquire all outstanding shares in Rental Service Corporation at a price of USD 29 per share. Rental Service is one of the largest equipment rental companies in North America, with 272 locations, operating in 29 states of the United States and two Canadian provinces. The transaction has a total value of approximately USD 730 million net equity consideration to Rental Service Corporation's shareholders (exclusive of approximately USD 900 million net debt assumed).

According to the agreement, Atlas Copco North America Inc., will commence a cash tender offer on or about June 29 for all of Rental Service's outstanding shares of common stock. The agreement also provides for each Rental Service share not acquired by Atlas Copco in the tender offer to be converted into a right to receive USD 29 in cash per share in a merger to be completed following consummation of the tender offer. The boards of both companies have approved the transaction. The acquisition, which is subject to antitrust approval and other customary conditions, is expected to close in August.

Rental Service Corporation has been advised by Merrill Lynch, Pierce, Fenner & Smith Inc. and Morgan Stanley & Co Inc. that the consideration to be received by Rental Service's stockholders pursuant to the merger agreement is fair, from a financial point of view, to the Company's stockholders.

Atlas Copco has been advised by and received a USD 2.0 billion bank commitment from Credit Suisse First Boston.

Atlas Copco, the owner of Prime Service, Inc., will consolidate its position in the North American equipment rental business through the acquisition of Rental Service. The acquisition will result in a number of important synergy gains with Atlas Copco's existing operations. Increased purchasing power and better utilization of the rental fleet, combined with certain economies of scale, will result in even better service to customers. While keeping the operational integrity of Prime Service and Rental Service distinct, the two divisions should jointly develop common services such as administration and finance. Importantly, Rental Service should immediately benefit from better access to, and lower cost of capital.

"It is a strategic goal for Atlas Copco to increase its revenues from the use-of-products. By consolidating two of the most well established companies under the same umbrella, we can offer even better service to our customers in the fast-growing equipment rental business in North America, " said Giulio Mazzalupi, President and CEO of the Atlas Copco Group. "The acquisition will provide for important

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synergies with Prime Service and with other companies in the Atlas Copco Group.
However, we will maintain the operational integrity of both Prime and Rental Service."

John M. Sullivan, Chairman of the Executive Committee of Rental Service Corporation's Board of Directors, added, "We are excited about this opportunity to join Atlas Copco's worldwide family. We believe we will be able to serve our customers with the best range of equipment in an even more efficient and responsive manner. This merger also provides the potential for expanding career opportunities for our employees as part of a major worldwide organization."

Rental Service, which will continue to operate under its present name, will be a division in Atlas Copco's Rental Service business area and a sister division to Prime Service, which does business as Prime Equipment and Prime Energy Systems. The business area will have annual revenues of more than USD 1.2 billion pro forma, making Atlas Copco the second largest company in the North American rental industry. The new area will have more than 100,000 customers, served by more than 450 stores combined, operating mainly in the industrial and construction sectors.

The U.S. equipment rental industry is estimated to exceed USD 20 billion in annual revenues, and during the 1990s has grown at a high rate, driven by an outsourcing trend as companies have tended to rent more of their equipment. The industry is fragmented, with the 100 largest companies accounting for less than 22 percent of the total revenue. Consolidation of the industry is under way, and a number of mergers and acquisitions have taken place in the past few years.

Rental Service is one of the largest companies in the equipment rental industry in the United States and currently operates 272 rental yards in 29 states, with some 3,600 employees. The company offers a broad range of products for rent, including aerial manlifts, compressors and generators, forklifts and light earthmoving equipment, as well as small equipment such as power tools. Rental Service had revenues of USD 578 million in 1998 and an operating profit margin of 17.5 percent. The company has been public since 1996 and has since 1997 been listed on the New York Stock Exchange. Additional information about Rental Service is available at the company's web site, www.rentalservice.com.

Atlas Copco is an international group of industrial companies with its head office in Stockholm, Sweden. In 1998, the Group had revenues of USD 4.2 billion, with 97 percent of revenues outside Sweden, and more than 23,000 employees. Atlas Copco companies develop, manufacture, and market electric and pneumatic tools, compressed air equipment, construction and mining equipment, assembly systems, motion control products, and offers related service and equipment rental. Atlas Copco North America Inc., is a subsidiary of Atlas Copco AB. In July 1997, Atlas Copco acquired Prime Service, Inc. Other well-known North American companies in the Atlas Copco Group are Milwaukee Electric Tool Company and Chicago Pneumatic Tool Company. Additional information about Atlas Copco is available at the Group's web site, www.atlascopco.com, which provides access to current news about the Company.

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This news release contains certain forward-looking statements, including without limitation, statements concerning Rental Service's operations, economic performance and financial condition. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Actual results could differ materially from the results referred to in the forward-looking statements. These forward-looking statements are based largely on Rental Service's current expectations and are subject to a number of risks and uncertainties, including without limitation, changes in external market factors, changes in Rental Service's business or growth strategy or an inability to execute its strategy due to changes in its industry or the economy generally, the emergence of new or growing competitors, various other competitive factors and other risks and uncertainties indicated from time to time in Rental
Service's filings with the Securities and Exchange Commission. In light of these risks and uncertainties, there can be no assurance that the results referred to in the forward-looking statements contained in this news release will in fact occur. Additionally, Rental Service makes no commitment to disclose any revisions to forward-looking statements, or any facts, events or circumstances after the date hereof that may bear upon forward-looking statements.

For further information, please contact:

Lennart Johansson, Senior Vice President, Controlling, M&A Director.
Phone +46 8 743 8570, mobile +46 70 588 8570, lennart.johansson@atlascopco.com Hans Ola Meyer, Senior Vice President, Group Treasurer, (analysts)
Phone +46 8 743 8292, mobile +46 70 588 8292, hans.ola.meyer@atlascopco.com Annika Berglund, Vice President, Corporate Communications, (media)
Phone +46 8 743 8070, mobile +46 70 322 8070, annika.berglund@atlascopco.com